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                           April 15, 2022

       Raymond Gee
       Chairman and Chief Executive Officer
       Manufactured Housing Properties Inc.
       136 Main Street
       Pineville, NC 28134

                                                        Re: Manufactured
Housing Properties Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed April 13,
2022
                                                            File No. 024-11417

       Dear Mr. Gee:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Shih-Kuei Chen at 202-551-7664 or Jeffrey Gabor at 202-551-2544 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Louis A. Bevilacqua,
Esq.